    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY , 2000

                                              COMMISSION FILE NO. 333-94649

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1 TO
                         FORM F-3 REGISTRATION STATEMENT

                                      Under
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                              VISIBLE GENETICS INC.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

                   Ontario                                  n/a
        (State or other jurisdiction of                (I.R.S. Employer
        incorporation or organization)              Identification No.)

                      ------------------------------------

                                 700 BAY STREET
                                   SUITE 1000
                                TORONTO, ONTARIO
                                 CANADA M5G 1Z6
                                 (416) 813-3240
   (Address and telephone number of Registrant's principal executive offices)

                      ------------------------------------

                             BAER MARKS & UPHAM LLP
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                     ATTENTION: STEVEN S. PRETSFELDER, ESQ.
                                 (212) 702-5730
            (Name, address and telephone number of agent for service)


                                   Copies to:

   STEVEN S. PRETSFELDER, ESQ.                 SAMUEL SCHWARTZ, ESQ.
     BAER MARKS & UPHAM LLP             GOLDMAN, SPRING, SCHWARTZ & KICHLER
        805 THIRD AVENUE                      40 SHEPPARD AVENUE WEST
    NEW YORK, NEW YORK 10022                         SUITE 700
                                                  TORONTO, ONTARIO
                                                   CANADA M2N 6K9

                      ------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                   -----------

                         CALCULATION OF REGISTRATION FEE


--------------------------- --------------------- -------------------- ---------------------- ----------------------
                                                                             PROPOSED
   TITLE OF EACH CLASS          AMOUNT TO BE                                  MAXIMUM               AMOUNT OF
   OF SECURITIES TO BE          REGISTERED        PRICE PER SHARE(1)    AGGREGATE OFFERING    REGISTRATION  FEE(2)
        REGISTERED                                                             PRICE
--------------------------- --------------------- -------------------- ---------------------- ----------------------
Common Shares..............        1,916,000              $42,875             $82,148,500.00         $21,687.20
--------------------------- --------------------- -------------------- ---------------------- ----------------------



(1) This amount is based upon the average of the closing bid and asked prices as of January 10, 2000, and is being used solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2)  The registration fee was paid previously.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a)
OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

SELLING SHAREHOLDERS'

PROSPECTUS
----------

                                1,916,000 SHARES

                              VISIBLE GENETICS INC.

                                  COMMON SHARES

         This is an offering of common shares by certain shareholders of Visible Genetics Inc. The selling shareholders will receive all of the proceeds from the sale of the common shares, less any commissions or discounts paid to brokers or other agents. We will not receive any of the proceeds from the sale of the common shares.


         The selling shareholders may offer and sell the common shares on the Nasdaq National Market at prevailing market prices or in privately negotiated transactions at prices other than the market price. On February__, 2000, the closing sale price for our common shares on the Nasdaq National Market was $____.

                              --------------------

            INVESTING IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                              --------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


         FEBRUARY __, 2000

                                TABLE OF CONTENTS



                                                                                            PAGE

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................... 2

PROSPECTUS SUMMARY............................................................................ 3

RISK FACTORS.................................................................................. 4

FORWARD-LOOKING STATEMENTS....................................................................25

USE OF PROCEEDS.............................................................................. 27

DIVIDEND POLICY.............................................................................. 27

SELECTED CONSOLIDATED FINANCIAL DATA......................................................... 28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........ 30

INFORMATION ABOUT OUR COMPANY................................................................ 38

SELLING SHAREHOLDERS..........................................................................44

PLAN OF DISTRIBUTION..........................................................................47

DESCRIPTION OF CAPITAL SHARES.................................................................48

LEGAL MATTERS.................................................................................51

EXPERTS.......................................................................................51

WHERE YOU CAN FIND MORE INFORMATION...........................................................51


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which we have filed with the Securities and Exchange Commission, are incorporated by reference in this prospectus:

         1) Our Annual Report on Form 20-F for the year ended December 31, 1998, as amended by Form 20-F/A-1, which we refer to in this prospectus as our Annual Report on Form 20-F.

         2) Our Report on Form 6-K Filing No. 3 for the Month of July, 1999, dated July 16, 1999.

         3) Our Report on Form 6-K Filing No. 1 for the Month of August, 1999, dated August 6, 1999.

         4) Our Report on Form 6-K Filing No. 1 for the Month of November, 1999, dated November 10, 1999.


         5) Our Report on Form 6-K/A-1 Filing No. 2 for the Month of December, 1999, dated December 3, 1999.

         6) Our Report on Form 6-K Filing No. 3 for the Month of December, 1999, dated December 16, 1999.

         7) Our Rport on Form 6-K Filing No. 1 for the Month of January, 2000, dated January 10, 2000.

         In addition, all documents which we file with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of the this prospectus and before termination of the offering, including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. We may also incorporate in this prospectus any Form 6-K which we file with the Securities and Exchange Commission by identifying in such form that it is being incorporated by reference into this prospectus. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this prospectus, shall be considered modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         You may request a copy of any document incorporated by reference in this prospectus at no cost. To receive a copy, write us at:

                              Visible Genetics Inc.
                                 700 Bay Street
                                   Suite 1000
                        Toronto, Ontario, Canada M5G 1Z6
                         Attention: Mr. Kingsley Thomas

Or you can call us at (416) 813-3240. See "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

         THIS PROSPECTUS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE SHARES BEING SOLD IN THIS OFFERING, WHICH INFORMATION APPEARS ELSEWHERE IN THIS PROSPECTUS AND IN SELECTED PORTIONS OF OUR ANNUAL REPORT ON FORM 20-F AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. ALL FINANCIAL INFORMATION PROVIDED IN THIS PROSPECTUS IS IN U.S. DOLLARS.

                                  OUR BUSINESS

         We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our proprietary DNA sequencing system, called the OpenGene System, is designed to identify mutations, or changes, in the DNA of genes associated with some infectious diseases, cancers and other medical conditions. We believe that our DNA sequencing systems will enable clinicians to monitor and customize the treatment of diseases, initially for Human Immunodeficiency Virus, or HIV, and later for other selected diseases.

         DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases, such as cancer and certain viruses, including HIV, which have high rates of mutation or numerous strains. Genotyping is the act of selecting and reading certain components of the sequence of a specific strand of DNA in order to understand how mutations in the DNA may influence the onset and treatment of some diseases and medical conditions. Most existing DNA sequencers have been developed to meet the needs of the research market and typically do not address the needs of the clinical diagnostic market. We have designed our OpenGene System to meet the needs of the clinical diagnostic market.

         Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our GeneKits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes. We have developed GeneKits for HIV, HLA (used for tissue typing, for example, in organ transplants) and the p53 gene (implicated in many cancers). We are developing GeneKits for hepatitis B, hepatitis C and tuberculosis. We began selling our OpenGene System to the research and clinical research markets in the third quarter of 1996 and began selling GeneKits in the third quarter of 1997. More than 600 of our DNA sequencers are installed in over 150 laboratories.

         The first clinical diagnostic application we are targeting is HIV. We have developed our HIV GeneKit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutations, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge. Two initial clinical trials, including one which we conducted, have shown that patients whose drug therapy is managed using HIV genotyping had greater reductions in viral load than HIV patients who were not genotyped.

         We plan to apply to the U.S. Food and Drug Administration, or FDA, for approval to sell our HIV OpenGene System to the clinical diagnostic market. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under an Investigational Device Exemption application, or IDE. We intend to use the results of our clinical trials, as well as the results of a clinical trial conducted by others, in support of our proposed FDA application. If our HIV OpenGene System is approved by the FDA, we plan to focus our marketing efforts on selling the HIV OpenGene System to the clinical diagnostic market.

         Our principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6. Our telephone number is (416) 813-3240. Our Web site address is WWW.VISGEN.COM. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON SHARES TO DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND OUR PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND MARKETING.

         Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. In late 1996, we began manufacturing and selling to the research and clinical research markets, the initial versions of our automated DNA sequencers and related products and certain GeneKits. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of commercial manufacturing and marketing. Sales for our 1998 fiscal year were $10.9 million and for the nine months ended September 30, 1999 were $8.7 million. In the future, sales may not increase or they may decrease.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE ADDITIONAL LOSSES AND WE MAY NEVER BECOME PROFITABLE.

         We incurred a net loss of $14.9 million in the year ended December 31, 1998 and $18.5 million during the nine months ended September 30, 1999. As of September 30, 1999, our accumulated deficit was $53.5 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, and from expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and clinical trials and expand our sales and marketing force and business infrastructure, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including, among others:

         o whether we obtain regulatory approval to sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market in the United States and abroad;
         o the decision of third party payors to reimburse clinicians and patients for use of our HIV GeneKit and, in the future, other products;

         o our ability to successfully market and sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market;

         o our ability to increase sales of our products to the research and clinical research markets;

         o         our ability to effectively manage the growth of our business;
              and

         o our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER DUE TO MANY FACTORS AND, THEREFORE, YOU SHOULD NOT RELY ON PERIOD TO PERIOD COMPARISONS OF OUR OPERATING RESULTS AS AN INDICATION OF FUTURE PERFORMANCE.

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, among others:

         o unanticipated costs or delays in carrying out our clinical trials;

         o the amount and timing of operating costs and capital expenditures relating to research and development, and the expansion of our business, operations and infrastructure;

         o our decision to increase or decrease sales of bundled equipment, GeneKits and other consumables at reduced prices;

         o our decision to reduce prices of our products in response to price reductions by competitors; and

         o general economic conditions, as well as economic conditions specific to the biotechnology industry.

         We believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the market price of our common shares is likely to fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview."

WE MAY NOT RECEIVE APPROVAL OF THE FDA OR FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND, IN THE FUTURE, OTHER HIV PRODUCTS, AND, THEREFORE, WE MAY NOT BE ABLE TO SELL OUR HIV PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET IN THE UNITED STATES OR ABROAD.

         We intend to seek FDA approval to sell our HIV OpenGene System for clinical diagnostic purposes in the United States. In the future, we may seek FDA approval to sell other HIV products for clinical diagnostic purposes in the United States.

         In order to obtain FDA approval for our HIV OpenGene System we must submit an application supported by extensive human test data demonstrating the utility, reliability and performance of our HIV GeneKit and OpenGene System. The FDA must also confirm that we maintain good laboratory, clinical and manufacturing practices. The FDA approval process is lengthy and expensive. You should be aware of the following possibilities:

         o we may never obtain approval from the FDA to sell our HIV products to the clinical diagnostic market;

         o it may be more expensive and time consuming than we anticipate to develop the test data needed for the FDA;

         o the FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

         o the testing may show that our product does not work at all or is not safe enough, and therefore cannot be authorized by the FDA, or the testing may show that the product does not work as well as it needs to for successful marketing, even if marketing is authorized by the FDA;

         o the testing may be too costly to carry out, either because we lack adequate funds or because the market potential for the product does not justify the costs;

         o we may choose or be required to discontinue our clinical trials for a number of reasons, including unanticipated interim trial reports, changes in regulations or the adoption of new regulations, unexpected technological developments by our competitors or problems or delays with patient enrollment in our trials;

         o         there may be significant delays in the FDA review process;

         o the FDA may approve products with conditions that could limit the market for the product or make it more difficult or expensive to sell than we anticipate; and

         o the FDA can revoke marketing authorization for our products for a variety of reasons, such as our failure to comply with the FDA's device requirements or poor product performance in terms of safety and effectiveness.

If we fail to receive FDA approval, if the FDA approval is significantly delayed or if the FDA imposes conditions that make it difficult to sell or market our products, we will be unable to carry out our business plan to sell our HIV OpenGene System for clinical diagnostic use in the United States and our business, financial condition and results of operations will be materially harmed.


         We also may be required to obtain approval from some foreign regulatory authorities to sell our HIV products to the clinical diagnostic market outside of the United States. In some cases, we will face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV products to the clinical diagnostic market in these countries. In some cases, the failure to obtain approval could materially harm our business, financial condition and results of operations.

        See "Information About Our Company--Regulation of our Products by the FDA and Other Governmental Agencies" and "Item 1. Description of
Business--Regulation by the FDA and Other Government Agencies" in our Annual Report on Form 20-F.

WE MAY NOT RECEIVE REGULATORY APPROVAL FOR OUR OTHER PRODUCTS AND THEREFORE MAY NOT BE ABLE TO SELL THESE PRODUCTS FOR CLINICAL DIAGNOSTIC PURPOSES IN THE UNITED STATES OR IN OTHER COUNTRIES.

         In addition to our HIV OpenGene System, we have also developed and are continuing to develop GeneKits for other clinical diagnostic applications. In order to sell these GeneKits to the clinical diagnostic market, we may be required to obtain the approval of the FDA and of foreign regulatory authorities through approval procedures that are the same or similar to those required for our HIV OpenGene System. Our failure to obtain necessary approvals to sell our products for clinical diagnostic use in one or more significant markets could cause material harm to our business, financial condition and results of operations.

EACH TIME WE MAKE ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE MAY NEED TO SEEK ADDITIONAL FDA APPROVAL, WHICH WILL LENGTHEN THE TIME AND INCREASE THE COST OF BRINGING UPGRADED OR NEW PRODUCTS TO MARKET.

         We may need to seek additional FDA approval if we make changes to a product specifically approved by the FDA. Our HIV GeneKit, as submitted to the FDA, will contain specific reagents, dyes, enzymes, chemicals, software and other materials. If this kit is approved through the premarket approval application, or PMA, process, the FDA would require that we obtain additional approval for any change to the kit's components that could alter the performance of the kit, such as changing certain enzymes or reagents. If we obtain approval through the 510(k) premarket notification, or 510(k) process, we will be required to obtain prior clearance from the FDA for those product changes that could significantly affect safety or effectiveness. To obtain additional approval, we may have to conduct additional human clinical trials to demonstrate that the altered GeneKit will produce at least the same results as the approved GeneKit or will be as safe and effective as the approved product. Obtaining additional FDA approval is likely to be time consuming and costly and, as a result, we may experience delays in bringing these upgraded or new products to market. See "Information about our Company-Regulation of our Products by the FDA and other Government Agencies."

OUR BUSINESS IS, AND IN THE FUTURE MAY BECOME, SUBJECT TO ADDITIONAL REGULATIONS AND IF WE ARE UNABLE TO COMPLY WITH THEM OUR BUSINESS MAY BE MATERIALLY HARMED.

         Our reference laboratory in Norcross, Georgia, is subject to the most stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory is certified under CLIA and licensed by the state of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

         We are or may become subject to various other federal, state, provincial and local laws, regulations and recommendations. If we fail to comply with these regulations we could be fined, we may not be able to continue to operate certain of our facilities or certain portions of our business and/or we may suffer other consequences that could materially harm our business.

         We are unable to predict the extent of future government regulations or industry standards. You should assume that in the future there may be more government regulations or standards or obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

         See "Information About Our Company--Regulation of Our Products by the FDA and Other Governmental Agencies" and "Item 1. Description of Business--Regulation by the FDA and Other Government Agencies" in our Annual Report on Form 20-F.

THE MARKET FOR GENOTYPING PRODUCTS IS NEW AND GENOTYPING MAY NOT BECOME AN ACCEPTED METHOD OF MANAGING DRUG TREATMENT.

         An important part of our business strategy is our plan to sell our products to the clinical diagnostic market . Our ability to do so will depend on the widespread acceptance and use by doctors and clinicians of genotyping to manage the treatment of certain diseases. The use of genotyping by doctors and clinicians for this purpose is new. Existing DNA sequencing systems have been designed primarily for research purposes and we are not aware of any DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. We cannot be certain that doctors and clinicians will want to use DNA sequencing systems designed for these purposes. If genotyping is not accepted by this market, we will not be able to carry out our business plan and our business, financial condition and results of operations will be materially harmed.

IF GENOTYPING IS ACCEPTED AS A METHOD TO MANAGE DRUG TREATMENT, WE CANNOT
BE CERTAIN THAT OUR PRODUCTS WILL BE ACCEPTED IN THE CLINICAL DIAGNOSTIC MARKET.

         If genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our OpenGene System to manage drug treatment of selected diseases or other medical conditions. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as our products. If our products are not accepted by the clinical diagnostic market, our business, financial condition and results of operations will be materially harmed.

IF INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS DO NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS, OUR ABILITY TO SELL OUR PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET WILL BE IMPAIRED.


         Our ability to successfully sell our HIV GeneKit and other GeneKits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third party-payors. Government and private third party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for the diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from insurers or other third-party payors, we expect that few, if any, patients would be willing to pay for genotyping. In this case, our anticipated revenues would be substantially reduced, our ability to achieve profitability would be significantly impaired and our business, financial condition and results of operations would be materially harmed.

WE DO NOT HAVE MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET, WE CANNOT BE CERTAIN WE WILL SUCCESSFULLY DEVELOP THE MARKETING CAPABILITIES REQUIRED TO SELL OUR PRODUCTS TO THIS MARKET AND IN SOME MARKETS WE WILL BE DEPENDENT ON THE EFFORTS OF DISTRIBUTORS TO SELL OUR PRODUCTS.

         We have no experience marketing products to the clinical diagnostic market. If the FDA approves the sale of our HIV OpenGene System and, in the future, other products, to the clinical diagnostic market in the United States, we intend to expand our internal sales force to sell products to these markets in North America and selected other countries. It will take significant time, money and resources to expand our sales force. We cannot be certain that we will be able to develop the marketing capabilities necessary to successfully market and sell our products to the clinical diagnostic market.

         In selected geographic markets outside North America and certain European countries, beginning in 1999, we entered into distribution and marketing arrangements with leading distributors to sell our products to the research and clinical diagnostic markets. These agreements expire at various times from April 2000 through April 2003, and in each case, are subject to renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Our ability to successfully sell products to the clinical diagnostic market in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors. Failure to successfully market our products will likely impede our ability to generate significant revenues and become profitable.

A SIGNIFICANT PORTION OF OUR SALES DURING 1998 AND 1999 HAVE BEEN TO ONE DISTRIBUTOR AND WE MAY CONTINUE IN THE FUTURE TO RELY HEAVILY ON THAT DISTRIBUTOR FOR SALES TO THE RESEARCH AND CLINICAL RESEARCH MARKETS.

         In February 1996, we granted Amersham International plc an exclusive worldwide license to use and sell the Seq4x4-TM- DNA sequencer and related products used and sold with the sequencer, which is designed for the research market. During 1998, approximately 30% of our revenues resulted from sales of sequencers and other products to Amersham. During the nine months ended September 30, 1999, approximately 16% of our sales resulted from sales to Amersham and sales to Amersham continued to be significant for the remainder of 1999. Our agreement with Amersham expires in February 2000 and is renewable each year unless either party notifies the other at least six months in advance of renewal that it wishes to terminate the agreement. We cannot be certain that Amersham will be successful in selling these products. In addition, we cannot be certain that the agreement will not be terminated before expiration or that, upon expiration, it will be renewed on favorable terms or at all.

IF WE ARE UNABLE TO CONTINUE DEVELOPING ADVANCED TECHNOLOGY, ADVANCED VERSIONS OF OUR EXISTING PRODUCTS AND NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER, OUR ABILITY TO GENERATE REVENUE AND BECOME AND REMAIN PROFITABLE WILL BE IMPAIRED.

         We believe that if we are to generate additional revenue and become and remain profitable, we must develop advanced technology, advanced versions of our current products and new products. New technology and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully or timely develop any technology or products, or that any new technology or products will achieve acceptance in the market. If we are unable to successfully develop technology or products in the future or if those products are not accepted in the market, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations would be materially harmed.

MANUFACTURING PROBLEMS COULD HAMPER OR DELAY OUR ABILITY TO INTRODUCE OUR PRODUCTS TO THE MARKETPLACE.

         We have limited experience in large-scale assembly and manufacturing of our products. Since we started assembling and manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. As production increases and we begin manufacturing and assembling new products, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. If we experience these problems, we could be delayed in filling orders, shipping existing products and introducing new products to the marketplace. These problems could also adversely affect customer satisfaction and the market acceptance of our products.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITIVE POSITION WILL BE HARMED.

         Our success will partly depend on our ability to obtain patents, and licenses from third parties and protect our trade secrets. We own or jointly own 27 U.S. patents. We have an additional 34 U.S. patent applications pending, of which nine have been allowed. We also have filed foreign patent applications presently pending as PCT applications designating intergovernmental agencies and multiple countries including the European
Patent Office, Canada and Japan. We cannot assure you that our patent applications will result in patents being issued in the United States or foreign countries. In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of patents which have been allowed. We also cannot assure you that any technologies or products that we may develop in the future will be patentable. In addition, competitors may develop products similar to ours which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

         To help protect our proprietary rights in unpatented trade secrets, we require our employees, consultants and advisors to sign confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be limited by, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop similar proprietary information and techniques, or otherwise gain access to our trade secrets.


OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.



         Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, despite our best efforts, we may be sued for infringing on the patent rights of others. Patent litigation is costly, and, even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

         Perkin-Elmer Corporation, PE Biosystems Group filed a lawsuit against our company in the United States District Court for the Northern District of California claiming that our DNA sequencing equipment and products infringe patents licensed to Perkin-Elmer by the California Institute of Technology. The suit requests among other remedies that the court enjoin us from continuing to infringe these patents and an unspecified amount of damages. As of the date of this prospectus, Perkin-Elmer has not served us with the compliant. If Perkin-Elmer is successful in this suit, we may be unable to manufacture our DNA sequencing equipment and products without a license from Perkin-Elmer. There can be no assurance that we would be able to obtain a license for these patents on terms acceptable to us, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed. In addition, monetary damages awarded to Perkin-Elmer could be substantial, and if so, our business, financial condition and results of operations could be materially harmed. See "Information About Our Company--Litigation."

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE ONLY FROM LIMITED SOURCES AND OUR BUSINESS WOULD SUFFER IF WE CANNOT OBTAIN THESE SPECIALIZED ITEMS USED IN OUR GENEKITS.

         We use dyes, reagents and other chemicals supplied by third parties in our GeneKits. We believe that some dyes supplied by Amersham under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers. However, our customers might be able to purchase some, but not all, of these dyes directly from Amersham. In addition, certain reagents and other chemicals which we use and include in our GeneKits are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration, on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products which we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt the GeneKit's analysis software to the new product, which could take time. If the GeneKit is FDA approved, we may also be required to seek FDA approval for the altered GeneKit if the alternative product were to substantially alter the performance of the GeneKit or if the changes could significantly affect safety or effectiveness. This could cause delays in production and in bringing the changed GeneKit to market.

         We also use certain custom-designed components supplied by third parties in our DNA sequencers and other equipment. We believe that there are alternative suppliers for these custom-designed parts. However, we would incur costs in switching to alternative suppliers and would likely experience delays in production of the products that use any of these parts until such time as we were able to locate alternate suppliers or parts on acceptable terms.

WE ARE DEPENDENT ON OUR LICENSE FOR THE POLYMERAZE CHAIN REACTION TECHNOLOGY WE USE IN OUR GENEKITS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE WAS TERMINATED OR NOT RENEWED.

         We license the polymerase chain reaction technology that we use in our GeneKits from Roche Molecular Systems, Inc. and F. Hoffmann La Roche Ltd. These licenses are not exclusive, and, therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for these licenses. One license is for the life of the patents included within the licensing agreement, which expire at various times commencing July 2004. The second license expires in February 2003 but will be automatically extended until July 2004, unless the Roche companies elect not to renew the license. After the expiration of the initial term of this license, the Roche companies may terminate the license at any time by giving us a one-year notice. The termination of either of these licenses would have a material adverse effect on our ability to produce or sell GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our GeneKits and further losses.

WE FACE SUBSTANTIAL COMPETITION FROM MANY COMPANIES, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

         The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

         o manufacturers and distributors of DNA sequencers such as the PE Biosystems Group of the Perkin-Elmer Corporation, Amersham and its Molecular Dynamics subsidiary, LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;

         o manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Hoffmann-La Roche Inc., Gene Probe Inc., Digene Corporation and Johnson & Johnson; and

         o manufacturers of new technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp., Nanogen, Inc., ViroLogic, Inc. and VIRCO.

         Many of our competitors have much greater financial, technical research and development resources and production and marketing capabilities than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. If any of our competitors were to devote significant resources to developing an integrated solution for genotyping, we would experience significantly more competitive pressure. We cannot predict whether we could successfully compete with these pressures and, if we are unable to do so, our business could suffer.

WE MAY NOT BE ABLE TO HIRE OR RETAIN THE QUALIFIED SCIENTIFIC, TECHNICAL AND MANAGEMENT PERSONNEL WE REQUIRE.

         Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We also must hire additional qualified management and sales and marketing personnel as our business expands. Competition in our industry for scientific, sales and marketing and management personnel is intense and we cannot assure you that we will be able to hire a sufficient number of qualified personnel. Loss of the services of our key personnel in these areas could adversely affect our research and development and sales and marketing programs and could impede the achievement of our goals. We do not maintain key man life insurance on any of our personnel.

IF WE ARE UNABLE TO MANAGE OUR ANTICIPATED FUTURE GROWTH WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

         If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, marketing, distribution, customer support and other operational and administrative resources and systems. To accommodate future growth, we may add information and other systems. We cannot guarantee that we will be able to do so or that, if we do so, we will be able to effectively integrate them to our existing staff and systems. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues as compared to our planned expenditures would materially harm our business, financial condition, and results of operations. If we are unable to manage our growth, we may not be able to implement our business plan and our business, financial condition and results of operations would be materially harmed.

IF WE ARE UNABLE TO EFFECTIVELY INTEGRATE FUTURE ACQUISITIONS OF NEW OR COMPLIMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

         We have made and in the future may make acquisitions of complementary businesses, products, services or technologies. We have limited experience in integrating newly acquired organizations into our operations. Acquisitions expose us to many risks, including:

         o difficulty in assimilating technologies, products, personnel and operations;

         o diversion of management's attention from other business concerns;

         o large write-offs and amortization expenses related to goodwill and other intangible assets;

         o         entering markets in which we have no or limited experience;
              and

         o         incurrence of debt or assumption of other liabilities.

         The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO RAISE CAPITAL WHEN NECESSARY ON ACCEPTABLE TERMS.

         At this time, our sales are not sufficient to meet our anticipated financing requirements. Based on our current plans, we believe that current cash balances, including proceeds from our recently completed equity financings, and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. However, the actual amount of funds that we will need during the next 24 months will be determined by many factors, some of which are beyond control. These factors include:

         o our success in selling our products in the research and clinical research markets during this period;

         o the cost and length of time required to complete the clinical trials needed for our application to FDA for approval to sell our HIV OpenGene System to the clinical diagnostic market;

         o the timing of our submission of an application to the FDA for approval of our HIV OpenGene System and the length of time it takes the FDA to complete its review;

         o         our success in introducing new products during the period;

         o our incurring significant fixed overhead and other expenses prior to increasing our revenues; and

         o the costs of acquiring and integrating any new business or technologies during the period.

         We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of this 24 month period. If we need to obtain funds at the end of 24 months, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

WE MAY REQUIRE APPROVAL OF THE HOLDERS OF OUR SERIES A PREFERRED SHARES IN ORDER TO OBTAIN CERTAIN TYPES OF FINANCING AND WE MAY BE PREVENTED FROM OBTAINING THESE TYPES OF FINANCING BY THE HOLDERS OF OUR SERIES A PREFERRED SHARES.


         We will be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. Also, under certain circumstances, if we propose to sell equity securities, including debt securities convertible into equity securities, certain holders of our Series A preferred shares will be entitled to preemptive rights which allow them to purchase a proportional amount of the securities being offered. We will also be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing. See "Description of Capital Shares."

WE MAY BE SUED BY CLINICIANS AND/OR PATIENTS USING OUR PRODUCTS OR SERVICES AND OUR INSURANCE MAY NOT SUFFICIENTLY COVER ALL CLAIMS BROUGHT AGAINST US.

         The testing, manufacturing, sale and marketing of our products exposes us to the risk of product liability claims. In addition, clinicians, patients and others may at times seek damages for the misdiagnosis of a patient's disease based on testing errors, for the erroneous recommendation of drug treatment based on a technician's misreading of the sequencing results, mishandling of the patient samples or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. A liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS.

         We sell our products in Europe, Asia and South America and operate offices in Europe. Therefore, we are subject to certain risks that are inherent in an international business. These include:

         o varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

         o         tariffs, customs, duties and other trade barriers;

         o difficulties in managing foreign operations and foreign distribution partners;

         o longer payment cycles and problems in collecting accounts receivable;

         o         fluctuations in currency exchange rates;

         o         political risks;

         o foreign exchange controls which may restrict or prohibit repatriation of funds;

         o export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

         o seasonal reductions in business activity in certain parts of the world; and

         o         potentially adverse tax consequences.

         Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

         Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 1998 or 1999 there can be no assurance that we will not be treated as a PFIC in 2000 or thereafter. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets averaged over the taxable year produce, or are held for the production of, passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities.

         For the 1998 taxable year and for the nine months ended September
30, 1999, approximately 36% and 35%, respectively, of our assets averaged over the taxable year and period produced, or were held for the production of, passive income, and approximately 2% and 4%, respectively, of our gross income was passive income. During the third and fourth quarter of 1999, we raised a total of approximately $58.0 million in private financings to be used for general working capital purposes. Since a significant portion of these funds will be invested until needed, the percentage of assets which are likely to produce passive income during 2000 is likely to increase. If we raise additional funds during 2000 that percentage is likely to increase further.

         If we are or become a PFIC, many of our U.S. shareholders will be subject to the following adverse tax consequences:

         o they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gain from the sale or other disposition of our common shares;

         o they will be required to pay interest on taxes allocable to prior periods; and

         o the tax basis of our common shares will not be increased to fair market value at the date of their death.

         If we are or become a PFIC, our U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election (a mark-to-market election, however, will not provide for an increase of our common shares to fair market value at the date of their death). These elections would need to be in effect for all taxable years during which we were a PFIC and during which our U.S. shareholders held our common shares. If a U.S. shareholder makes a qualified electing fund election, he will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). If a U.S. shareholder makes a mark-to-market election, he will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over his adjusted tax basis as of the close of each year (with certain adjustments for prior years).

         If we are or become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for common shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we are or become a PFIC, pledges of our common shares will be treated as sales for federal income tax purposes. Our U.S. shareholders should note that state and local taxes may also apply if amounts are included in federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. Our U.S. shareholders are strongly encouraged to consult with their tax advisor concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, our U.S. shareholders should review the section entitled "U.S. Federal Income Tax Considerations" contained in our Annual Report on Form 20-F for a more detailed description of the PFIC rules and how they may affect their ownership of our common shares.


OUR AMENDED ARTICLES OF INCORPORATION CONTAIN CERTAIN PROVISIONS THAT MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS AND, THEREFORE, OUR SHAREHOLDERS MAY NOT BE ABLE TO MAXIMIZE THE RETURN ON THEIR INVESTMENT.

         Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares.

         In addition, we have a "classified" Board of Directors, which means that only one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors, it would take at least two years to remove a majority of the existing directors, and three years to change all directors. Also, the holders of our Series A preferred shares are entitled to vote as a class for one director. Each Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. If we do not redeem our Series A preferred shares as required during 2006, 2007, and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required. See "Description of Capital Shares."

         Having a classified Board of Directors and these special rights of the Series A preferred shareholders may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of our shareholders.


BECAUSE OUR PREFERRED SHAREHOLDERS ARE ENTITLED TO CERTAIN PREFERENCES OVER OUR COMMON SHAREHOLDERS, UNDER CERTAIN CIRCUMSTANCES, OUR COMMON SHAREHOLDERS MAY NOT RECEIVE A RETURN OF THE FULL AMOUNT THEY HAVE INVESTED IN OUR COMPANY.

         In July 1999, we issued 33,948 Series A preferred shares. Our Series A preferred shares entitle the holders to certain preferences over our common shares (in addition to those described above), including the following:

         o we may not issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of a majority of the Series A preferred shares;

         o we may not issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares are paid in full; and

         o if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares are entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $34.0 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution. See "Description of Capital Shares."

THE VOLATILITY OF THE STOCK MARKET COULD DRIVE DOWN THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

         The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common shares.

         In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. These broad market fluctuations may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.


FUTURE SALES BY EXISTING SHAREHOLDERS MAY LOWER THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

         As of December 31, 1999, we had outstanding 11,623,615 common shares, not including the shares covered by this prospectus. Of those shares 9,707,615 are eligible for sale under Rule 144, or are otherwise freely tradable, except for those common shares held by our affiliates.

         In addition:

         o Our affiliates own 2,021,325 shares which may be sold subject to volume restrictions imposed by Rule 144. Our affiliates also own options to acquire an additional 1,160,816 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

         o Our employees and consultants (who are not deemed affiliates) hold options to buy a total of 1,024,739 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

         o 76,734 shares issuable upon exercise of outstanding warrants, are registered for sale pursuant to a registration statement filed with the Securities and Exchange Commission, and may be freely sold.

         o We may issue options to purchase up to an additional 577,221 shares under our stock option plans. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.


         o         We filed a registration statement covering
              5,283,758 shares issuable upon conversion of our Series A preferred shares and exercise of certain warrants issued on July 15, 1999. That registration statement is currently being reviewed by the Securities and Exchange Commission, and the shares may be freely sold when the registration statement is declared effective.

         Sales of substantial amounts of common shares into the public market could lower the market price of our common shares.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which will equal approximately 116,236 shares immediately upon the effective date of this prospectus) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

WE MAY SUFFER LOSSES AS RESULT OF FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES.

         Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. However, we do incur expenses in Canadian dollars and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we may suffer losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of such other countries. We currently engage in limited foreign exchange hedging activities by sometimes purchasing Canadian funds before they are actually required to protect ourselves against the risk of losses due to fluctuations in exchange rates. We do not currently engage in hedging activities for any other foreign currencies.

OUR BUSINESS COULD BE HARMED IF THE SOFTWARE, COMPUTER TECHNOLOGY
AND OTHER SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT.

         Failure of our internal computer systems or third-party equipment or software, or systems maintained by our users and third parties with whom we have marketing or distribution agreements, to operate properly with regard to the Year 2000 issues could require us to incur significant unanticipated expenses to remedy any problems and could cause system interruptions and loss of data. Any of these events could harm our reputation and materially and adversely affect our ability to gain market acceptance for our products and services. As of the date of this prospectus, none of our information technology systems or the software applications sold with our products have experienced year 2000 problems. Also, as of the date of this prospectus, we are not aware of any Year 2000 problems affecting any of our material customers, suppliers or third party service providers that might materially disrupt our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

         o         acceptance of our products in the clinical diagnostic market;

         o         acceptance of genotyping in the clinical diagnostic market;

         o         our marketing and sales plans;

         o         our expectations about the markets for our products;

         o         the performance of our products;

         o         our intention to introduce new products;

         o         our future capital needs;

         o FDA and other regulatory approval for certain of our products;

         o         our proposed clinical trials;

         o reimbursement of our products by insurance companies and other third-party payors;

         o our ability to compete in the research, clinical research and clinical diagnostic markets;

         o         our patent applications; and

         o the status of year 2000 compliance efforts of our company, and our material customers and suppliers.

         We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors" including, among others:

         o delays in obtaining, or our inability to obtain, approval by the FDA and other regulatory authorities for our HIV OpenGene System and, in the future, certain of our other products for the clinical diagnostic market;

         o refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

         o uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

         o problems, delays and expenses we may face with our proposed clinical trials;

         o problems that we may face in manufacturing, marketing and distributing our products;

         o delays in the issuance of, or the failure to obtain, patents or licenses for certain of our products and technologies;

         o         problems with important suppliers and business partners;

         o delays in developing, or the failure to develop, new products and enhanced versions of existing products; and

         o the timing of our future capital needs or our inability to raise additional capital when needed.

         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this prospectus might not transpire.

                                 USE OF PROCEEDS

         All of the common shares offered by this prospectus are being offered by the selling shareholders. We will not receive any proceeds from sales of common shares by the selling shareholders.

                                 DIVIDEND POLICY

         SERIES A PREFERRED SHARES. Dividends on our Series A preferred shares accrue at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter. Dividends may not be paid for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue and will be convertible into additional common shares upon conversion of the preferred shares. See "Description of Capital Shares."

         COMMON SHARES. We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included in our Annual Report on Form 20-F, incorporated into this prospectus by reference.
The Consolidated Statement of Operations data for fiscal years 1996, 1997 and 1998 and the Consolidated Balance Sheet data as of December 31, 1997 and
1998, as set forth below, have been derived from our consolidated financial statements included in our Annual Report on Form 20-F, which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements appears in our Annual Report on Form 20-F. The Consolidated Statement of Operations data for fiscal years 1994 and 1995 and the Consolidated Balance Sheet data as of December 31,
1994, 1995 and 1996, as set forth below, have been derived from audited consolidated financial statements not included in this prospectus. The Consolidated Statement of Operations data for the nine-month periods ended September 30, 1998 and 1999 and the Consolidated Balance Sheet data as of September 30, 1999 are derived from unaudited consolidated financial statements included in our Report on Form 6-K dated November 10, 1999, which in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such period. Historical results are not necessarily indicative of results to be expected for any future period.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (in thousands, except number of common shares outstanding
                        and net loss per share amounts)



                                                                                                             NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                        -------------------------------------------------------------     -------------------------
STATEMENT OF OPERATIONS                      1994        1995         1996         1997         1998             1998         1999
                                             ----        ----         ----         ----         ----             ----         ----
                                                                                                                    (unaudited)
     Sales........................           $  -       $   -        $ 978      $ 3,033      $10,875           $6,797       $8,672
     Cost of Sales................              -           -          561        1,995        6,673            4,406        6,318
     Gross margin.................              -           -          417        1,038        4,202            2,391        2,354
     Sales, general and administrative
      expense.....................            450       1,476        3,377        7,448       11,516            7,655       13,409
     Research and development.....            482       1,241        2,745        4,123        6,289            5,005        5,986
     Other........................              -           -            -          654          420                -            -
     Loss from operations before
      interest....................           (932)     (2,717)      (5,705)     (11,187)     (14,023)         (10,269)     (17,041)
     Interest income..............              9          12          609          774          264              200          351
     Interest and financing
      expense.....................              -         (19)         (69)          (3)      (1,132)            (434)      (1,783)
     Net (loss)...................           (923)     (2,724)      (5,165)     (10,416)     (14,891)         (10,503)     (18,473)
     Cumulative preferred dividends
      and accretion of discount
      attributable to preferred
      shares......................              -           -            -            -            -                -         (832)
                                        ---------   ---------    ---------    ---------    ---------        ---------    ---------
     Net (loss) attributable to
      common shareholders.........          $(923)    $(2,724)     $(5,165)    $(10,416)    $(14,891)        $(10,503)    $(19,305)
     Net (loss) per share.........         $(0.32)     $(0.65)      $(0.89)     $ (1.48)     $ (1.91)         $ (1.42)     $ (2.03)
     Weighted average number of
      common shares outstanding...      2,902,735   4,181,599    5,791,367    7,059,578    7,782,094        7,416,393    9,508,358
                                        ---------   ---------    ---------    ---------    ---------        ---------    ---------



                                                                       FISCAL YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                             1994          1995       1996        1997      1998          1999
                                                             ----          ----       ----        ----      ----          ----
                                                                                                                       (UNAUDITED)
BALANCE SHEET DATA
    Cash and short-term investments................          $633          $403    $18,928      $7,588       $11,274     $18,956
    Working capital................................          $869          $418    $20,061      $9,561        $8,432     $24,656
    Indebtedness...................................            --          $500         --          --        $7,495          --
    Redeemable convertible preferred shares........            --            --         --          --            --      26,677
    Total assets...................................        $1,217        $1,791    $22,606     $13,936       $27,783     $36,315
    Shareholders' equity...........................        $1,040          $841    $21,795     $12,610       $14,579      $4,723

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" and our Consolidated Financial Statements and Notes, included in our Annual Report on Form 20-F, incorporated into this prospectus by reference. In addition to historical information, the following discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors," and "Forward Looking Statements" as well as those discussed elsewhere herein.

OVERVIEW

         We began operations in 1993. Until 1996, we devoted substantially all of our resources to the research and development of our technology and products. In late 1996, we began manufacturing and selling our products to the research and clinical research markets.

         Our products and services are described below.

         - SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

         - GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

         - TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services, through our wholly-owned subsidiaries, Applied Sciences, Inc., which we acquired in 1997, and Visible Genetics Europe S.A. (formerly known as ACT Gene S.A.), which we acquired in 1998.

         During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of GeneKits and other consumables initially to the research and clinical research markets and, subject to FDA approval, to the clinical diagnostic market. As part of this strategy, we may sell our DNA sequencers at reduced prices to customers who commit to purchase significant quantities of GeneKits and other consumables, or we may bundle the sequencers and GeneKits for sale at favorable prices. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our HIV GeneKit and other GeneKits to the clinical diagnostic market, should we receive FDA approval.

OUR OPERATIONS

         SALES. Sales consist of revenues from the sale of sequencing systems, GeneKits and other consumables as well as from the sale of testing services. Sales include shipping charges, but exclude sales and excise taxes. Revenue from the sale of our products is recognized when shipment occurs and title passes to the customer. Revenue from the sale of testing and other services is recognized when the service is provided and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and GeneKits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the retail prices typically charged for such components if they were sold individually rather than as part of the bundle. For an analysis of sales by product segment and geographic market, see Note 12 to our Consolidated Financial Statements.

         COST OF SALES. Cost of sales consists of manufacturing costs including materials, labor and overhead chargeable to inventory. The gross margin from sales of our products and services varies depending on product category, distribution channel and geographic market. Gross margin is calculated by subtracting cost of sales from sales. We sell our products in North America, Europe, Asia, Australia and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we seek to sell our products through distribution, marketing or agency agreements with leading distributors. Currently, we have entered into agreements with distributors or agents in Spain, Portugal, Japan, Australia, New Zealand, Argentina and Brazil.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist primarily of salaries and related expenses, occupancy costs, utilities, professional fees, consulting fees, travel costs, capital taxes, depreciation of fixed assets and amortization of costs paid to patent counsel.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for employees engaged in research and development, occupancy costs, consulting fees, travel costs, depreciation and amortization of fixed assets and costs related to FDA clinical trials for our HIV OpenGene System.

         INTEREST INCOME. Interest income consists of income earned on cash, cash equivalents and marketable securities.

         INTEREST AND FINANCING EXPENSE. Interest and finance expense consists of interest paid or accrued, and amortization of warrant costs and other financing expenses.

         Our financial statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 TO NINE MONTHS ENDED SEPTEMBER 30, 1998

         SALES. Sales increased 28% to $8.7 million for the nine months ended September 30, 1999, compared with $6.8 million for the same period of the prior year. This increase resulted primarily from increased sales of our GeneKits and other consumables. In the nine months ended September 30, 1999, automated DNA sequencing systems accounted for 57% of total sales, compared to approximately 73% of total sales in the same period of the prior year. GeneKits and other consumables accounted for 33% of total sales, compared to approximately 13% of total sales in the same period of the prior year. Testing services accounted for 10% of total sales, compared to 14% of total sales in the same period of the prior year. Sales in North America, Europe, and Asia and South America were $3.9 million, $3.4 million and $1.4 million, respectively, during the nine months ended September 30, 1999, as compared to $5.6 million, $1.0 million and $0.2 million, respectively, during the nine months ended September 30, 1998.
During the nine months ended September 30, 1999, one customer accounted for approximately 16% of sales, of which 14% comprised DNA sequencing systems and 2% comprised GeneKits and other consumables. During the nine months ended September 30, 1998, one customer accounted for 43% of sales, of which 42% comprised DNA sequencing systems and 1% comprised Gene Kits and other consumables. The sales to this customer were made on the same general terms and conditions as the majority of other sales during the respective periods.

         COST OF SALES. Cost of sales increased to $6.3 million for the nine months ended September 30, 1999, from $4.4 million in the same period of the prior year. In the nine months ended September 30, 1999, cost of sales aggregated 73% of sales, compared to 65% of sales in the same period of the prior year. This increase in cost of sales was primarily related to the increase in sales and a write-off of obsolete and discontinued instruments and related parts totaling $0.62 million recorded in the second quarter of 1999.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 75% to $13.4 million for the nine months ended September 30, 1999, compared with $7.7 million for the same period of the prior year. This increase resulted primarily from increased payroll and personnel costs due to the continued growth of our business, costs of quality control and regulatory departments established in 1998 and the continued expansion of our sales force in North America and Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 93% to $7.0 million for the nine months ended September 30, 1999, compared with $3.6 million for the same period of the prior year.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 20% to $6.0 million for the nine months ended September 30, 1999, compared with $5.0 million for the same period of the prior year. This increase resulted from increased payroll and personnel costs, along with increased purchases of laboratory supplies, as we developed additional GeneKits and continued our research programs. Additionally, we incurred costs for pre-clinical and clinical trials related to our FDA submission for our HIV OpenGene System.

         INTEREST INCOME. Interest income was $0.4 million for the nine months ended September 30, 1999, compared with $0.2 million for the same period of the prior year.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $1.8 million for the nine months ended September 30, 1999, compared with $0.4 million for the same period of the prior year. This increase was due to interest and financing costs on our term loan agreements entered into in April and September 1998 and the Warburg Pincus financing in July 1999. Of the total interest and financing expense, $1.3 million was a non-cash charge due to the amortization of costs attributable to warrants issued in connection with our term loans and the Warburg Pincus financing, compared to $0.2 million for the same period of the prior year. See "Liquidity and Capital Resources."

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1998 TO FISCAL YEAR ENDED DECEMBER 31, 1997

         SALES. Sales increased 259% to $10.9 million in 1998 from $3.0 million in 1997. This increase resulted from increased sales of our automated DNA sequencers, GeneKits and other consumables and testing services. In 1998, 412 automated DNA sequencing systems were sold, an increase of 353% from the 91 systems sold in 1997. In 1998, automated DNA sequencing systems accounted for 74% of sales, compared to 90% of sales in 1997. GeneKits and other consumables accounted for 13% of sales in 1998, compared to 8% in 1997. Testing services accounted for 13% of sales in 1998 compared to 2% of sales in 1997 as a result of our acquisition in 1998 of a DNA diagnostic testing company. Sales during 1998 in North America, Europe, and Asia and South America were $7.4 million, $3.0 million and $0.5 million, respectively, as compared to $2.8 million, $0.2 million and $0.05 million, respectively, during 1997. During 1998, one customer accounted for 30% of sales, of which 29% comprised DNA sequencing systems and 1% comprised GeneKits and other consumables. The sales to this customer were made on the same general terms and conditions as the majority of other sales during the year.

During 1997, no customer accounted for more than 10% of sales.

         COST OF SALES. Cost of sales increased to $6.7 million in 1998 from $2.0 million in 1997. In 1998, cost of sales aggregated 61% of sales, a decrease from 66% of sales in 1997. Cost of sales decreased in 1998 as a percentage of sales due to improvements in our manufacturing processes, as well as economies of scale as production of automated DNA sequencing systems, GeneKits and other consumables increased compared to the previous year.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 55% to $11.5 million in 1998 from $7.4 million in 1997. This increase resulted primarily from increased payroll and personnel costs due to the growth of our business, establishment of quality control and regulatory departments and development of a sales force in North America and in certain countries in Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 126% to $6.1 million in 1998 from $2.7 million in 1997.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 53% to $6.3 million in 1998 from $4.1 million in 1997. This increase in research and development expenses resulted from increased payroll and personnel costs along with increased purchases of laboratory supplies as we continued to develop GeneKits and expanded our research programs.


         In April 1998, we acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares and cash payable of $0.7 million. This acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $0.5 million, of which $0.4 million was determined to be in-process research and development, and reflected as an expense in 1998. The in-process research and development related to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with DNA sequencing systems. As of April, 1998, the test kit was approximately 80% completed, with our estimated cost to complete the kit of approximately $650,000. At that time we expected to complete the kit during 1999. We currently expect development of the kit to be completed during 2000. We currently estimate the costs incurred to date plus additional costs to complete the kit will total approximately $900,000. The variance between our original estimated cost to complete the kit and our current estimate results primarily from the increased personnel costs we expect to incur over the longer development period. At the date of acquisition, the test kit had not yet reached technological feasibility and had no alternative future uses in the clinical diagnostic market.


         INTEREST INCOME. Interest income declined to $0.3 million in 1998 from $0.8 million in 1997.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $1.1 million in 1998 from approximately nil in 1997 due to interest paid or accrued and the amortization of costs attributable to warrants issued in connection with term loans entered into in April and September 1998.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1997 TO FISCAL YEAR ENDED DECEMBER 31, 1996

         SALES. Sales increased 210% to $3.0 million in 1997 from $1.0 million in 1996. This increase resulted from increased sales of our automated DNA sequencers and GeneKits and other consumables. In 1997, 91 automated DNA sequencing systems were sold, an increase of 112% from the 43 systems sold in 1996. In 1997, automated DNA sequencing systems accounted for 89% of total sales, compared to 95% of total sales in 1996. GeneKits and other consumables accounted for 9% of total sales in 1997, compared to 5% of total sales in 1996. Sales during 1997 in North America, Europe, and Asia and South America were $2.8 million, $0.2 million and $0.05 million, respectively, as compared to $0.8 million, $0.1 million and nil, respectively, during 1996. During 1997, no customer accounted for more than 10% of sales. During 1996, two customers each accounted for approximately 15% of sales, all which were comprised of DNA sequencing systems. The sales to these two customers were made on the same general terms and conditions as the majority of other sales during the year.

         COST OF SALES. Cost of sales increased to $2.0 million in 1997 from $0.6 million in 1996. In 1997, cost of sales aggregated 66% of sales as compared to 57% of sales in 1996. Cost of sales increased in 1997 as a percentage of sales due to capacity constraints and various manufacturing challenges as production increased to meet demand.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 121% to $7.4 million in 1997 from $3.4 million in 1996. This increase primarily resulted from increased payroll and personnel costs as we hired additional selling, marketing, administrative and management personnel due to our growth, and the costs of developing a sales force in North America and certain countries in Europe. Sales and marketing costs included in sales, general and administrative expenses increased to $2.7 million in 1997 from $0.7 million in 1996.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 50% to $4.1 million in 1997 from $2.7 million in 1996. This increase resulted from increased payroll and personnel costs along with increased purchases of laboratory supplies as we established a research facility in Pittsburgh, the continued development of GeneKits at our main lab in Toronto and with outside researchers and increased design and development costs associated with our OpenGene System.


         Effective October 1997, we acquired Applied Sciences, Inc., a Georgia-based diagnostics company specializing in HIV genotyping. This acquisition was accounted for as a purchase and resulted in the recording of an excess of purchase price over tangible assets of $0.7 million. This amount was determined to be in-process research and development and was reflected as an expense in 1997. The in-process research and development related to the cost and time pertaining to the development of certain test kits designed for use with DNA sequencing systems. As of October 1997, these kits were approximately 20% to 50% completed, with an original estimated cost to complete the kits of $1.5 million to $2.0 million. Development of one kit was completed in the fourth quarter of 1998, and the remaining kits are expected to be completed during 2000. We currently estimate the costs incurred to date plus additional costs to complete the kits will total approximately $2.0 million to $2.5 million. The variance between our original estimated cost to complete the kits and our current estimate results primarily from delays related to development of one of the kits. At the date of acquisition, the test kits had not reached technological feasability and had no alternative future uses in the clinical diagnostic market.


         INTEREST INCOME. Interest income increased to $0.8 million in 1997 from $0.6 million in 1996. This increase resulted because in 1996 we earned only six months' interest following our initial public offering in June 1996.

LIQUIDITY AND CAPITAL RESOURCES

         Since inception, we have financed our operations primarily through private placements of equity, and an initial public offering in June 1996. We have also borrowed funds from institutional lenders and in the past utilized a bank credit facility.

         BANK CREDIT FACILITY. In 1997, we obtained a bank line of credit for up to $1.1 million from the Royal Bank of Canada. The loan was secured by a lien on our accounts receivable, inventory and fixed assets. In April 1998, the bank line was repaid and the line was cancelled.

         INSTITUTIONAL LOANS. On April 30, 1998, our subsidiary, Visible Genetics Corp., or VGC, borrowed $7.0 million from various funds for which Hilal Capital Management LLC serves as general partner, investment advisor or management company. We refer to these funds in this prospectus as our "institutional lenders" or the "Hilal funds." In September 1998, VGC borrowed an additional $1.0 million from these lenders. The interest rate of the loans was 10% per year. Interest and principal on the $7.0 million loan were payable on or about April 29, 1999, and, on the $1.0 million loan, were payable on December 28, 1999.

         On April 30, 1999, we and the institutional lenders agreed to delay the payment date of the $7.0 million loan to December 31, 1999, and to move up the payment date of the $1.0 million loan to July 1, 1999. The institutional lenders later extended the payment date to the earlier of July 22, 1999, or the completion of the Warburg Pincus financing (described below). In addition, the institutional lenders agreed to permit us to borrow up to an additional $5.0 million of loans from other lenders which would be senior to the $7.0 million loan and junior to the $1.0 million loan.

         We guaranteed VGC's obligations under both loans. We gave the institutional lenders a security interest in most of our assets to secure our obligations under the guaranty, including a pledge of the outstanding stock of VGC. Both the loan agreements and the guaranty imposed certain restrictions on us and our subsidiaries, including limitations on loans and other obligations which we may incur.

         As part of the loan arrangements, we granted the institutional lenders warrants to purchase our common shares. Initially, we granted the institutional lenders warrants to purchase 420,000 common shares which may be exercised until April 2003, at a price of $10.00 per share. When we borrowed an additional $1.0 million from the institutional lenders in September 1998, we granted them warrants for an additional 120,000 common shares which may be exercised until September 2003, at a price of $10.00 per share. The warrants were valued using the Black-Scholes option valuation model. The total proceeds received from the institutional lenders were allocated between the warrants and term loans based on the relative fair value of each component, resulting in $0.9 million and $0.2 million of the total proceeds from the April 1998 and September 1998 term loans, respectively, being allocated to warrants. The value of the term loans were to be increased to their face value at their respective maturity dates, resulting in a charge to financing expense and warrants, by their pro rata share, over the remaining term of the loans. As a result, non-cash charges of $0.6 million were recorded as financing expenses in 1998. The remaining $0.4 million will be recorded as non-cash financing expenses in 1999.

         On April 30, 1999, we granted the institutional lenders warrants to purchase an additional 140,000 common shares which may be exercised until April 30, 2006, at a price of $17.00 per share. The warrants were valued using the Black-Scholes option valuation model, resulting in a value being attributed to these warrants of $0.9 million. This amount was recorded as a deferred charge on the balance sheet and was to be amortized to financing expense over the remaining term of the loan maturing on December 31, 1999. As a result, the entire amount will be recorded as a non-cash charge to financing expense in 1999.


         On July 15, 1999, we repaid all of the loans made to us by the Hilal Funds. Of the $8.0 million principal amount of the loans, we paid $4.1 million of principal plus accrued interest on the loan in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and 147,098 warrants to purchase our common shares. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, was $0.9 million and $3.0 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. See "Description of Capital Shares." The Series A preferred shares and warrants have the same terms as those granted to Warburg Pincus (as described below).



         WARBURG PINCUS FINANCING. On July 15, 1999, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, invested $30.0 million in our company. In consideration for this investment, we issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares was $6.4 million and $22.8 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the abscence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. For a description of the Series A preferred shares and the warrants, see "Description of Capital Shares."

         PRIVATE PLACEMENT. In December 1999, the selling shareholders purchased 1,916,000 common shares of our company in a private placement. The investors paid $15 per share and we received total proceeds of $28.74 million from the private placement. We agreed to use our best efforts to register the common shares sold in that offering by April 14, 2000. If the shares are not registered by that date, we must pay to each investor an amount equal to 0.75% of the dollar amount of its investment for each full month following
April 14, 2000 that the shares are not registered. If the shares are still not registered by June 14, 2000, we must pay to each investor an amount equal to 1.5% of the dollar amount of its investment for each full month following June 14, 2000 that the shares are not registered.

         CAPITAL EXPENDITURES. Additions to fixed assets were approximately $0.8 million, $1.1 million and $3.3 million for the years ended December 31, 1996, 1997 and 1998, respectively and $1.5 million for the nine months ended September 30, 1999. We expect capital expenditures to increase over the next several years as we expand our facilities and acquire additional manufacturing and scientific equipment.

         CURRENT AND FUTURE FINANCING NEEDS. We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts to complete our planned product development efforts, expand our sales and marketing activities, conduct our clinical trials, conduct research, build our business infrastructure and expand our manufacturing capabilities. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

         We believe, based on our current plans, that our cash on hand and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. However, the actual amount of funds we will need to operate for the next 24 months is subject to many factors, some which are beyond are control. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of the 24 month period. If we need to obtain funds at the end of 24 months, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

         If we wish to issue equity securities or obtain additional financing, we will need the consent of the Series A preferred shareholders under certain circumstances. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.


See "Risk Factors- We may need to raise additional capital in the future and we cannot be certain that we will be able to raise capital when necessary on acceptable terms," and "Risk Factors- We may require approval of the holders of our Series A Preferred Shares in order to obtain certain types of financing and we may be prevented from obtaining these types of financing by the holders of our Series A Preferred Shares."


YEAR 2000

         Many computer software applications and programs may not properly recognize calendar dates beginning in the year 2000, because of the computer industry's past practice of using two digits rather than four digits to identify the applicable year. If not corrected, these applications and programs could fail or create erroneous results.

         We have conducted a comprehensive examination of our information technology systems and the software applications sold with our products to determine year 2000 compliance. Based on our examination, we believe that these systems and software applications are year 2000 compliant. As of the date of this prospectus, none of these systems or applications have experienced year 2000 problems.

         We have spent approximately $470,000 on our year 2000 compliance efforts, of which $454,000 was for a new enterprise system purchased in 1998. While we did not purchase the new system specifically in response to year 2000 issues, our efforts at compliance accelerated the timetable for purchasing the system.

         We have contacted our material customers, suppliers and third-party service providers to identify year 2000 problems and provide solutions to prevent any disruption of business activities. We completed a review of the compliance efforts by these parties in the third quarter of 1999. Based on the information we have received, our most significant year 2000 risk would involve disruption of our material supply and distribution channels, and in particular the supply of certain instrument parts and supplies from single-source suppliers. This would likely lead to material interruption in product development and sales of our products. In addition, we could encounter significant expenses in remedying any problems or switching to year 2000 compliant vendors and suppliers. As of the date of this prospectus, we are not aware of any year 2000 problems affecting any of our material customers, suppliers or third party service providers that might materially disrupt our business. See "Risk Factors-Our business could be harmed if the software, computer technology and other systems we use are not year 2000 compliant."

EURO CONVERSION

         Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy, currencies and the common euro currency. The legacy currencies of the individual countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002, when euro-denominated bills and coins will be introduced. During this transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender.

         We currently conduct business operations in U.S. and Canadian dollars and several other currencies. Since our information systems and processes generally accommodate multiple currencies, we anticipate that any necessary modification to our information systems, equipment and processes to accommodate euro transactions will be made on a timely basis and do not expect any failures that would have a material adverse effect on our financial position or results of operations.

                          INFORMATION ABOUT OUR COMPANY

         For a detailed description of our business and information about our management, see our Annual Report on Form 20-F which is incorporated into this prospectus by reference. The following information supplements or supercedes, as appropriate, the information contained in our Annual Report on Form 20-F.

REGULATION OF OUR PRODUCTS BY THE FDA AND OTHER GOVERNMENT AGENCIES


         We currently sell our products for research and clinical research purposes. In the future, we intend to sell products for clinical diagnostic purposes. We do not believe we need authorization from the FDA or health authorities in foreign countries to sell our products for research purposes, as long as they are properly labeled. We will, however, require authorization to sell our products for clinical diagnostic purposes.


         FDA APPROVAL PROCESS. Products that are used to diagnose diseases in people are considered medical devices, which are regulated by the FDA. To obtain FDA authorization for a new medical device, a company may have to submit data relating to safety and efficacy based on extensive testing. This testing, and the preparation of necessary applications and the processing of those applications by the FDA, are expensive and may take several years to complete. The following describes several important aspects of the FDA authorization process.

         The FDA has three classes for medical devices:

         - Class I devices (for example, bandages, manual wheelchairs and ice bags) are the least regulated, but they must still comply with the FDA's labeling, manufacturing, recordkeeping, and other basic requirements. Most Class I devices do not require premarket authorization from the FDA.

         - Class II devices (for example, portable oxygen generators and hypodermic needles) may be subject to additional regulatory controls, such as performance standards and postmarket surveillance.

         - Class III devices (for example, cardiac pacemakers) require specific FDA approval prior to marketing and distribution, and are, as well, subject to the FDA's basic requirements.

         To sell a Class II or Class III medical device, a company must first either obtain permission of the FDA by submitting a 510(k) premarket notification, commonly known as a 510(k), showing that the device is similar to a device already on the market, or get specific approval for the device by submitting a premarket approval application, commonly known as a PMA application. A company may have to include test data in the notification, including human test data. It will almost always have to include such test data in a PMA application.

         If human test data are required for either a 510(k) or a PMA application, and if the device presents a significant risk, the manufacturer must first file an Investigational Device Exemption submission, or IDE, with the FDA. The IDE must contain data, such as animal and laboratory testing, showing that the device is safe for human testing. If the IDE is granted, human testing may begin.

         Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. According to the most recent FDA data available, the FDA completes its review of more than 70% of 510(k)s within 90 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and review of a PMA application involves a lengthier FDA process. The FDA conducts a preliminary review of the PMA application. If complete, the PMA application is filed by the FDA. Officially, the FDA then has 180 days to review the PMA application, however, as a practical matter, PMA reviews usually take much longer, up to one-and-a-half years or more from filing. The FDA may grant expedited (fast-track) review of a PMA application if certain criteria relating to public health importance are met, but that decision is within the FDA's discretion and affects only the timing of the review process, not the outcome.

         NEED FOR FDA APPROVAL OF SOME OF OUR PRODUCTS. We intend to market some of our products in the U.S. for clinical diagnostic purposes, and therefore we will have to obtain prior FDA authorization, as described above. We believe our HIV GeneKit is currently considered by the FDA as a Class III medical device. However, the FDA recently asked an advisory committee of experts whether HIV genotyping tests should be reclassified from Class III to Class II. The advisory committee recommended reclassification subject to certain controls including post-market surveillance of the performance of these products. If the FDA reclassifies HIV genotyping tests from Class III to Class II, we will be able to obtain FDA permission to market our HIV OpenGene System by submitting a 510(k), rather than a PMA. A 510(k) generally contains less data than a PMA and is usually reviewed and approved more quickly by the FDA than a PMA. Although it is likely that the FDA will follow the recommendation of its advisory committee, to do so the FDA is required to issue a proposed regulation, allow the opportunity for public comment and then publish a final regulation reclassifying HIV genotyping tests. This process could take several years to complete.

         Under the Food and Drug Administration Modernization Act of 1997, there is an alternative option for us to obtain faster reclassification of our HIV OpenGene System. Under this new procedure we can ask the FDA to classify our HIV OpenGene System based upon an evaluation of the risks presented by the device to patients. The FDA has 60 days to make a decision on this request. However, in order for us to use this new procedure, we would first have to submit a 510(k) to the FDA and have the FDA reject the 510(k), which would occur because the device is still in Class III. Once the FDA rejects our 510(k), we would then immediately submit our request for classification of our HIV OpenGene System in Class II. This option is likely to be faster than waiting for the FDA to go through its normal reclassification procedures. However, this process is new and is used very infrequently and, if we elect to use this procedure, there is no assurance that the FDA would grant our request for reclassification.

         We believe that some of our other products will be regulated as Class II or Class III medical devices.

         OTHER FDA REQUIREMENTS. In addition to government requirements relating to marketing authorization for medical device products, we will also be subject to other FDA requirements. We will have to be registered as a medical device manufacturer with the FDA. We will be inspected on a routine basis by the FDA for compliance with the FDA's quality system regulations, which prescribe standards for manufacturing, testing, distribution, storage, design control and service activities. In addition, because we will manufacture some of our products in Canada, the FDA, in conjunction with the U.S. Customs Service, could impose a ban on our products if the FDA were to conclude that the products appeared to be in violation of the FDA's regulatory requirements, including restrictions that apply to the sale of research-use only products. Also, the FDA's medical device reporting regulation will require us to provide information to the FDA on deaths or serious injuries associated with the use of our devices, as well as product malfunctions that are likely to cause or contribute to death or serious injury if the malfunction were to recur.

         Finally, the FDA prohibits promoting a device for unauthorized uses and reviews company labeling for accuracy. The FDA has become aware that certain products being sold by other companies for research purposes only, were in fact being used by some customers for clinical diagnostic purposes.

The FDA recently issued a policy statement describing the conditions under which companies may sell research-use only products. These conditions may restrict our ability to sell research-use only products in the United States. We do not believe these conditions will have any negative effect on our sale of GeneKits for legitimate scientific research.

         REGULATORY APPROVAL OUTSIDE THE UNITED STATES. We plan to market our products outside the United States, initially in Canada, Japan, countries in Europe and South America. Government authorization requirements similar to the FDA's exist in some of these and many other foreign countries. Therefore, for us to obtain authorization to sell our products for clinical diagnostic purposes in Canada, Japan and Europe may also require lengthy and costly testing procedures. In addition, the regulatory bodies in other countries may be affected or influenced by significantly different criteria than those used by the FDA. Sale of our products in these areas may be materially affected by the policies of these regulatory bodies or the domestic politics of the countries involved.

         OTHER GOVERNMENT REGULATIONS. We are or may become subject to various federal, state, provincial and local laws, regulations and recommendations, including those relating to workers compensation, safe working conditions, and laboratory and manufacturing practices used in connection with our research and development activities.

         In addition, our reference laboratory in Norcross, Georgia, is subject to regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory performs high complexity tests, and is therefore subject to the most stringent level of regulation under CLIA. This laboratory is certified under CLIA and by the state of Georgia.


         We are also subject to various laws and regulations in Canada, the United States and Europe, including those relating to product emissions use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, workers compensation, safe working conditions, and laboratory and manufacturing practices used in connection with our research and development activities.


         See "Risk Factors-We may not receive approval of the FDA or foreign regulatory authorities for our HIV OpenGene System and, in the future, other HIV products and therefore we may not be able to sell our HIV products to the clinical diagnostic market in the United States or abroad," "Risk Factors-We may not receive regulatory approval for our other products and therefore we may not be able to sell these products for clinical diagnostic purposes in the United States or in other countries," and "Risk Factors-Each time we make alterations to any FDA approved products, we may need to seek additional FDA approval which will lengthen the time and increase the cost of bringing upgraded or new products to market."

CLINICAL TRIALS

         We are conducting and have conducted several clinical trials. We plan to submit the results of our Proficiency trial to the FDA as part of our market appoval application. We also plan to submit to the FDA as part of our application, the results of our reanalyses of samples collected in the 1998 GART study conducted by the Community Program for Clinical Research on AIDS. Our reanalyses will use our HIV GeneKit and OpenGene System which were not used in the original study. We do not plan to submit results of other trials to the FDA as part of the application process. The FDA has advised us that we are not required to complete our clinical trial, SEARCH, for our HIV OpenGene System. The FDA has indicated that it will not require us to demonstrate further the clinical utility of our HIV OpenGene System in the treatment of HIV infected individuals. Based on the FDA's position, we will continue to provide genotyping to all 128 patients currently enrolled in the SEARCH study. However, enrollment of new patients into SEARCH has been closed. For a description of our Proficiency, SEARCH, and other clinical trials, see the section of our Annual Report on Form 20-F entitled "Item 1. Description of Business-Our HIV OpenGene System-FDA Allowance and Clinical Trials." For a description of the GART study, see the section of our Annual Report on Form 20-F entitled "Item 1. Description of Business-The HIV Genotyping Market-Genotyping and HIV."

DISTRIBUTION AGREEMENTS

         We terminated our initial agreement with Roche Diagnostics S.L. for Spain and Portugal in September 1999 and subsequently entered into a new agreement with Roche Diagnostics S.L. for these territories. Under the new agreement, Roche Diagnostics S.L. will act as our exclusive agent in Spain and Portugal and will receive a commission based on sales. In November 1999, we granted Amersham-Pharmacia Biotech K.K. the exclusive right to distribute our products to the research market in Japan.

PATENTS

         We own or jointly own 27 U.S. patents. We have an additional 34 U.S. patent applications pending, of which nine have been allowed.


GENEKITS

         We are no longer developing a GeneKit for human papillomavirus. We feel our resources are better utilized by concentrating on other GeneKits we are currently developing, such as hepatitis B, hepatitis C and tuberculosis.


MANAGEMENT CHANGES

         In July 1999, certain affiliated funds managed by E.M Warburg, Pincus & Co., LLC, invested $30.0 million in our company in exchange for 30,000 Series A convertible preferred shares and warrants to purchase 1.1 million common shares of our company. Holders of our Series A preferred shares are entitled to vote as a class for one director. Pursuant to that right, our Series A shareholders appointed Jonathan S. Leff, a Vice President of E.M. Warburg, Pincus & Co., LLC (see below for biography), as their representative to our Board of Directors. Since Canadian law requires that a majority of our Board of Directors be residents of Canada, Dr. Thomas C. Merigan, Jr. resigned as a director, thus allowing our company to remain in compliance with the law. Mr. Leff has filled the position held by Dr. Merigan. Mr. Leff also serves on the Audit Committee and the Compensation Committee of our Board of Directors. Mr. Leff, who is 31, joined E.M. Warburg, Pincus & Co., LLC in July 1996 as an Associate. In
January 1999, he became a Vice President, and in January 2000, he became a Managing Director. Mr. Leff is also a director of VitalCom Inc., a provider of patient information networks and software, and a number of private health care companies.


         In November, 1999, Dr. John K. Stevens, our founder, and Chairman of the Board of Directors retired from the Board. In accordance with the terms of his employment agreement, Dr. Stevens has received a severance package of two years salary plus benefits. We have extended the termination date of Dr. Stevens' options until 2003. Upon retirement, Dr. Stevens repaid a $323,405 loan owed to our company which was payable in 2006 and a $50,000 loan owed to our company which was payable in December 1999. Dr. Stevens retired as President and Chief Executive Officer of our company in July, 1999. We are in the process of identifying a candidate to serve as chairman of our board of directors.

         In November 1999, Timothy W. Ellis was appointed Chief Operating Officer for our company. Mr. Ellis will be based in Atlanta, where our wholly owned subsidiary, Applied Sciences, Inc. is currently located. We are in the process of establishing a new 100,000 square foot facility in Atlanta that will house its kit manufacturing operations, sales and marketing, and the existing Applied Sciences, Inc. operations.

         Mr. Ellis has been involved in the diagnostics business for over 25 years, having held a variety of positions with a number of companies. From January 1998 to November 1999, Mr. Ellis operated his own management consultant practice. From 1991 to 1997, Mr. Ellis was President of Dynex Technologies. From 1988 to 1991, Mr. Ellis was President of Genetic Systems Corporation. From 1985 to 1988, Mr. Ellis was General Manager of Abbott Laboratories' Clinical Chemistry Business Unit. Mr. Ellis received Bachelor of Science and Master of Science degrees from Bradley University.

        As of November 10, 1999, we agreed with Dr. Chalom Sayada, that
Dr. Sayada would no longer continue to serve as our Vice President for European Business Development. However, Dr. Sayada will continue to provide marketing and strategy consulting services to our company through May 2001 pursuant to a consulting agreement. Dr. Sayada's responsibilities have been assumed by Dr. Arthur W. G. Cole, the President of our Visible Genetics Europe, S.A. subsidiary. Dr. Cole became the President of Visible Genetics Europe, S.A. on September 14, 1999. From May 1996 to September 13, 1999, Dr. Cole served as Executive Vice President and Chief Business Officer of our Company. From 1995 to May 1996, Dr. Cole was a business consultant to companies in the biotechnology industry through AC Consulting. From 1981 to 1995, Dr. Cole worked at Pharmacia Biotech, AB, a Swedish biotechnology supply company in a range of positions, including five years as Vice President. During his time with Pharmacia, Dr. Cole ran the division responsible for worldwide sales of DNA sequencing equipment and supplies. Dr. Cole holds a B.Sc. degree in Biological Chemistry form Heriot Watt University and a Ph.D. from the University of London.

         In December 1999, William C. Sullivan was appointed Vice President, Diagnostic Manufacturing for our company. In this role he will be responsible for managing our kit manufacturing facility in Pittsburgh and establishing a new manufacturing facility in Atlanta. Mr. Sullivan has over 25 years of clinical laboratory IN VITRO diagnostics experience. From November 1998 to December 1999, Mr. Sullivan was Vice President, Operations for Nichols Institute Diagnostics, a unit of Quest Diagnostics. From July 1997 to November 1998, Mr. Sullivan was Vice President, Operations for DiaNET Med LLC. From April 1988 to July 1997, Mr. Sullivan held various positions at Laboratory Corporation of America, and its predecessor company, Roche Biomedical Laboratories, Inc.

         In January 2000, Thomas Clarke was appointed Chief Financial Officer of our company. Mr. Clarke replaces Jeffrey D. Sherman who resigned as Chief Financial Officer in November 1999. Mr. Clarke, who will be based in Atlanta, where our wholly owned subsidiary, Applied Sciences, Inc. is currently located, is a Certified Public Accountant, and has over 20 years of financial experience gained in a variety of private and public companies. From July 1997 to January 2000, Mr. Clarke was Chief Operating Officer of CCS TrexCom, Inc., a telecommunications software company. From 1991 to July 1997, Mr. Clarke was Chief Financial Officer of CCS TrexCom. From 1989 to 1990, Mr. Clarke was Chief Financial Officer of Medaphis Corporation, a medical transaction-processing company. From 1986 to 1989, Mr. Clarke was Senior Vice-President and Chief Financial Officer of Days Inn Corporation. From 1985 to 1986, Mr. Clarke was Controller of Quadram Corporation. From 1980 to 1985, Mr. Clarke held various financial positions at Contel Corporation. Mr. Clarke received a BSBA degree from the University of Central Florida.


         In January 2000, Marguerite Ethier was appointed Vice President, General Counsel of our company. From 1998 to 1999, Ms. Ethier was a partner in the law firm of McCarthy Tetrault, and from 1995 to 1997 and 1992 to 1993, Ms. Ethier was an associate with McCarthy Tetrault. From 1993 to 1995, Ms. Ethier was an associate with the law firms of Townsend & Townsend Khourie & Crew and Howard Rice Nemerovski Canaday Falk & Rabkin. Ms. Ethier holds a B.Sc. degree from the University of Alberta, an M.Sc. degree from the University of Toronto, and an LLB. degree from Osgoode Hall Law School. Ms. Ethier is a member of the Ontario and California bars, and is qualified as both a registered Canadian Patent Agent and a United States Patent Attorney.


OPTIONS AND WARRANTS

         As of January 7, 2000 there were options and warrants outstanding to purchase an aggregate of 4,237,672 common shares, including options to purchase 1,160,816 common shares held by directors and officers as a group. The options held by directors and officers as a group have exercise prices ranging from $1.37 to $18.38 per share and expire at various times between 2004 and 2010. The other options and warrants have exercise prices ranging from $1.37 to $17.00 per share, and expire at various times between 2002 and 2009.

PROPERTY

         We have entered into three leases for property located in Georgia. One lease is for 99,822 square feet and has a term beginning on February 15, 2000 and ending on March 14, 2010. This facility, located in Suwanee, Georgia and which is not yet operating, will house our U.S. headquarters and will be used for kit manufacturing, research and development, and various corporate functions. We have also entered into a short-term four month lease, which commenced on December 15, 1999, for 3,258 square feet in Norcross, Georgia, to be used as temporary office space until our Suwanee facility is fully operational. In the other facility, located in Gwinnett County, Georgia, we are leasing 21,032 square feet, for a term from November 1, 1999 to October 31, 2004. We have no present plans to utilize this facility and are currently looking to sublease the property.

CERTAIN TRANSACTIONS

         We and Dr. Merigan have agreed not to complete the proposed acquisition by us of certain assets and intellectual property owned by Dr. Merigan and an affiliate, which is described in our Annual Report on Form 20-F under the heading "Item 13. - Interests of Management in Certain Transactions." Dr. Merigan is still performing part-time services for us.


LITIGATION

         On December 27, 1999, Perkin-Elmer Corporation, PE Biosystems Group filed a lawsuit against our company in the United States District Court for the Northern District of California claiming that our DNA sequencing equipment and products infringe patents licensed to Perkin-Elmer by the California Institute of Technology. Perkin-Elmer has not served us with the complaint. The complaint offers no details to support the allegation of infringement. The suit requests among other remedies that the court enjoin us from continuing to infringe these patents and an unspecified amount of damages. We have previously studied these patents and have received legal advice that we are not liable for any claims of infringement. We believe that Perkin-Elmer's claim is without merit and we plan to vigorously defend the suit.


SERVICE AND ENFORCEMENT OF LEGAL PROCESS

         Our company is incorporated under the laws of the Province of Ontario, Canada and a substantial portion of our assets are located in Canada. Certain of our directors and officers and certain of the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process within the United States upon those people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States based upon civil liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder by the Commission). In addition, our attorneys in Canada, Goldman, Spring, Schwartz & Kichler, have advised us that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. Our attorneys have also advised us that, in their opinion, there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

                              SELLING SHAREHOLDERS

         The following table provides certain information with respect to the common shares held by each selling shareholder as of January 7, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the common shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under applicable law. The inclusion of any common shares in this table does not constitute an admission of beneficial ownership for the person named below. This information is based on information provided to us by the selling shareholders, except for information regarding the Warburg Pincus Funds Selling Shareholders, which was provided to us by E.M. Warburg, Pincus & Co., LLC.

         Except as otherwise noted, all of the common shares owned by each selling shareholder are registered for sale pursuant to this prospectus. The selling shareholders, however, are not under any obligation to sell all or any portion of their common shares, nor are the selling shareholders obligated to sell any of their common shares immediately under this prospectus. We cannot estimate the number of the shares that will be held by the selling shareholders after completion of this offering. However, for the purposes of this table, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholders. We will not receive any proceeds from any sales of common shares by the selling shareholders.

         Except as described in this Registration Statement, our Annual Report on Form 20-F, or otherwise noted in the footnotes following the table, none of the selling shareholders has held any position or office, or has had a material relationship with our company or our subsidiaries or other affiliates within the past three years, other than owning the common shares.


                                                 Number of          Common Shares          Number of         Percentage of
                                                  Common               Offered           Common Shares       Common Shares
                                               Shares Owned        Pursuant to this       Owned After         Owned After
Selling Shareholder                         Before Offering(1)        Prospectus          Offering(2)         Offering(3)
-------------------                         ---------------         ----------            --------            --------
Warburg, Pincus
 Equity Partners, L.P. (4)(5)                   2,045,925(13)         179,550               1,866,375(13)       13.8%
Warburg, Pincus
 Ventures International, L.P(4)(5)              2,165,000(13)         190,000               1,975,000(13)       14.5%
Warburg, Pincus
 Netherlands Equity Partners I, C.V. (4)(5)        64,950(13)           5,700                  59,250(13)         *
Warburg, Pincus
 Netherlands Equity Partners II, C.V. (4)(5)       43,300(13)           3,800                  39,500(13)         *
Warburg, Pincus
 Netherlands Equity Partners III, C.V. (4)(5)      10,825(13)             950                   9,875(13)         *
Other Warburg Pincus Funds Selling
 Shareholders:(5)
Warburg Pincus Partners LLC                        60,454              60,454                       0              0
Public Employees Retirement
 Association of Colorado                           23,531              23,531                       0              0
Chase Manhattan Bank Trustee for the
 IBM Retirement Plan Trust                         16,644              16,644                       0              0
New York State Common Retirement
 Fund                                              14,822              14,822                       0              0
Michigan Public School Employees,
 State Employees, State Police and
Judges Retirement System                           14,196              14,196                       0              0
Marinecrew & Co.                                   13,182              13,182                       0              0
Washington State Investment Board                  13,008              13,008                       0              0
Miami Valley Insurance Company                     10,140              10,140                       0              0
State Treasurer of the State of
 Michigan                                           9,756               9,756                       0              0
Merrill Lynch Private Equity Fund,
 LLC                                                9,167               9,167                       0              0
General Electric Pension Trust                      8,130               8,130                       0              0
Teachers Insurance and Annuity
 Association of America                             6,696               6,696                       0              0
Teachers' Retirement System of
 Louisiana                                          6,504               6,504                       0              0
Northern Trust Company as Trustee
 of the Lucent Technologies Inc.
 Master Pension Trust                               6,242               6,242                       0              0
The Robert Wood Johnson Foundation                  5,883               5,883                       0              0
Bankers Trust co., as Trustee for the
 GTE Services Corp. Plans for
 Employees' Pension                                 5,280               5,280                       0              0
Warburg, Pincus Equity Partners Trust               5,269               5,269                       0              0
Atlantic Equity Corporation                         5,113               5,113                       0              0
Wingfoot Corporation                                5,070               5,070                       0              0
Stichting Pensioenfonds ABP                         4,878               4,878                       0              0
BSWP I, LLC, by BellSouth Master
 Pension Trust                                      4,065               4,065                       0              0
Djursholm Investments                               4,056               4,056                       0              0
Helsingfors Investments                             4,056               4,056                       0              0
HOV Investments                                     4,056               4,056                       0              0
Ingelstorp Investments                              4,056               4,056                       0              0
Other selling shareholders (6)                    115,810             115,810                       0              0
Hilal Capital, LP (7)                             184,485(14)          37,000                 147,485(14)        1.3%
Hilal Capital QP, LP (7)                          480,378(15)          96,000                 384,378(15)        3.3%
Hilal Capital International, Ltd. (7)             622,123(16)         127,000                 495,123(16)        4.2%
T. Rowe Price New Horizons Fund, Inc. (8)         390,000             250,000                 140,000            1.2%
T. Rowe Price Health Sciences Fund, Inc. (8)      100,000             100,000                       0             -
Oracle Strategic Partners, L.P. (9)               858,861(17)         160,000                 698,881(17)          6%
Frontier Performance Partnership L.P. (10)        113,900              35,800                  78,100             *
Boston Small Cap Investment Fund (10)              58,400              18,500                  39,900             *
Frontier Partners Fund L.P (10)                     6,300               2,100                   4,200             *
Frontier Partners Fund II L.P. (10)               121,000              39,600                  81,400             *
DWS Investment GmbH (11)                          682,500             620,000                  62,500             *
M. Kingdon Offshore, N.V. (12)                    450,700(18)          50,000                 400,700(18)        3.4%


------------------

*    Less than 1%

(1) Includes shares issuable upon exercise of warrants and conversion of Series A preferred shares including common shares issuable with respect to accrued interest at 9% per year, through January 15, 2000. See "Description of Capital Shares."

(2) Assuming all of the common shares offered by each selling shareholder are sold in the offering. Includes shares issuable upon exercise of warrants and conversion of Series A preferred shares, including common shares issuable with respect to accrued interest at 9% per year, through January 15, 2000. See "Description of Capital Shares."

(3) Common shares issuable upon exercise of warrants and conversion of Series A preferred shares are deemed outstanding for computing the percentage ownership of the person holding the warrants and Series A preferred shares but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 11,623,615 common shares outstanding on December 31, 1999.

(4) Warburg, Pincus & Co. ("WP") is the sole general partner of each of these selling shareholders. Each of these selling shareholders is managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC, and may be deemed to control both entities. Jonathan S. Leff, a director of our company, is a general partner of WP and a managing director and member of EMW LLC. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by the selling shareholders. Mr. Leff disclaims beneficial ownership of all such shares.



(5) Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg. Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. Warburg, Pincus Netherlands Equity Partners III, C.V., which we refer to collectively as the Warburg Pincus Funds, currently own all of the 380,000 common shares being offered by the Warburg Pincus Funds pursuant to this prospectus. From time to time, the Warburg Pincus Funds may decide to distribute a portion or all of their common shares to the selling shareholders identified in the table as "Other Warburg Pincus Funds Selling Shareholders" in connection with a partnership distribution. The number of common shares shown opposite the name of each Warburg Pincus Funds Selling Shareholder is the maximum number of common shares that might be distributed to it based on its ownership interest in the Warburg Pincus Funds and the maximum number that may be offered by it under this prospectus. In no event will the maximum number of common shares distributed to or offered by the Other Warburg Pincus Funds Selling Shareholders as a group, pursuant to this prospectus, exceed 380,000.

(6) Includes 122 persons or entities holding an aggregate of less than 1% of the company's common shares outstanding as of December 31, 1999.



(7) For the relationship of the Hilal funds to our company, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-INSTITUTIONAL LOANS." Hilal Capital Partners LLC is general partner of Hilal Capital, LP and Hilal Capital QP, LP and has investment and dispositive power over the securities held by those funds. Hilal Capital Management LLC, is the investment manager of Hilal Capital International Ltd., and, has investment and dispositive power over the securities held by Hilal Capital International, Ltd. Peter K. Hilal, M.D. manages and has sole discretion over Hilal Capital Partners LLC and Hilal Capital Management LLC, and, in that capacity, has ultimate investment and dispositive power over securities held by all of those funds.

(8) T. Rowe Price Associates, Inc., the investment advisor of these funds, has sole investment and dispostive power over the securities held by these funds. John H. Laporte, or his designee, as President of T. Rowe Price Health Sciences Fund, Inc. and T. Rowe Price New Horizon Fund, Inc. has the ultimate voting power, and as an officer of T. Rowe Price Associates, Inc., has ultimate dispositive power over the securities held by these funds.

(9) Oracle Strategic Partners, L.P. and Oracle Strategic Capital, L.L.C., the Investment Manager of Oracle Strategic Partners, share voting and dispositive power over the shares owned by Oracle Strategic Partners. Larry Feinberg manages and has sole discretion over these funds, and, in that capacity, has ultimate investment and dispositive power over securities held by these funds.

(10) Michael Cavarretta, in his capacity as manager of Frontier Performance Partnership L.P., Frontier Partners Fund L.P., Boston Small Cap Investment Fund and Frontier Partners Fund II L.P., has sole voting and dispositive power over securities held by these funds.

(11) Michael Sistenich, in his capacity as senior fund manager of DWS Investment GmbH, has sole voting and dispositive power over securities held by these funds.

(12) Kingdon Capital Management, LLC, as investment advisor to M. Kingdon Offshore, N.V., has voting and dispositive power over the securities held by this fund. Mark Kingdon manages and has sole discretion over Kingdon Capital Management, LLC, and in that capacity, has ultimate voting and dispositive power over securities held by this fund.

(13) These shares are being registered by a separate Registration Statement filed with, and currently being reviewed by, the Securities and Exchange Commission.

(14) Includes 75,530 shares which are being registered by a separate Registration Statement filed with, and currently being reviewed by, the Securities and Exchange Commission.

(15) Includes 192,028 shares which are being registered by a separate Registration Statement filed with, and currently being reviewed by, the Securities and Exchange Commission.

(16) Includes 254,600 shares which are being registered by a separate Registration Statement filed with, and currently being reviewed by, the Securities and Exchange Commission.

(17) Includes 708,861 shares which have been registered under a separate Registration Statement on Form F-3 (File No. 333-67607).

(18) Includes 389,202 shares which have been registered under a separate Registration Statement on Form F-3 (File No. 333-67607).

                              PLAN OF DISTRIBUTION

         The common shares may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholders may offer their common shares in one or more of the following transactions:

         - on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

         -        in the over-the-counter market;

         -        in private transactions;

         -        through options;

         -        by pledge to secure debts and other obligations;

         -        or a combination of any of the above transactions.

         The common shares described in this prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer common shares to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of common shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders may not be able to sell all of their shares under Rule 144. The selling shareholders may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions, the common shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         The anti-manipulation provisions of Rules 101 through 104 under Regulation M of the Securities Exchange Act of 1934 may apply to purchases and sales of common shares by the selling shareholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common shares.

         We have agreed to pay all of the expenses relating to the registration, offering and sale of the common shares by the selling shareholders to the public, other than commissions or discounts of underwriters, broker-dealers or agents.

                          DESCRIPTION OF CAPITAL SHARES

         GENERAL

         The current authorized capital of our company consists of an unlimited number of common shares and an unlimited number of preferred shares. Any series of preferred shares which our Board of Directors may issue could have rights equal or superior to the rights of the common shares.

         COMMON SHARES

         The holders of common shares are entitled to receive dividends if, as and when declared by our Board of Directors, subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to the common shares. If our company were liquidated or dissolved, the holders of common shares would be entitled to receive all assets remaining after the rights of the holders of any other class of shares entitled to receive assets in priority to the holders of the common shares have been satisfied.

         The holders of the common shares are entitled to one vote for each common share held at all meetings of our shareholders.

         PREFERRED SHARES

         Our Board of Directors is authorized to issue an unlimited number of preferred shares in one or more series, to fix the number of preferred shares and determine the designations, rights (including voting and dividend rights), privileges, restrictions and conditions attaching to the shares of each such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by our Board of Directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly, with terms calculated to defeat a takeover of our company or to make the removal of our directors and executive officers more difficult. Under certain circumstances, this could have the effect of decreasing the market value of the common shares. The preferred shares may have voting rights superior to the common shares and may rank senior to the common shares as to dividends and as to the distribution of assets in the event our company were liquidated or dissolved.

         On July 15, 1999, our Board of Directors authorized the issuance of 33,950 shares of Series A Convertible Preferred Shares. We have issued 33,948 Series A Preferred Shares. The Series A preferred shares are convertible at the holders' option into common shares at $11.00 per share. The preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

         Dividends on the preferred shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue and will be convertible into additional common shares upon conversion of the preferred shares.

         After the third anniversary and prior to the seventh anniversary of the date of issuance of the preferred shares, we have the right to redeem the outstanding preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the shares as required, holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the preferred shares as required.

         The holders of Series A preferred shares are entitled to vote as a group with the holders of common shares on all matters except that holders of Series A preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of our company. On all other matters, each holder of Series A preferred shares is entitled to the number of votes equal to the number of common shares the holder is entitled to receive upon conversion of his Series A preferred shares. Our agreements with the holders of Series A preferred shares provide that we are prohibited from declaring or issuing any dividends to holders of our common shares before paying all unpaid dividends on the Series A preferred shares. We also are prohibited from issuing any equity securities that are senior or equal in rank to the Series A preferred shares without approval of the holders of a majority of the Series A preferred shares. If our company were to be liquidated or sold or under certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of our common shares would be entitled to any distributions.

         Holders of Series A preferred shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future company financings, subject to certain exceptions. If we propose to sell equity securities of any kind, including debt securities convertible into equity securities, Series A holders are entitled to purchase a proportional amount of the securities being offered based on the number of common shares they own assuming conversion of all convertible securities. Holders of Series A preferred shares are not entitled to exercise this right in connection with securities issued: (i) to the public in a firm commitment underwriting; (ii) upon exercise of any of our options or warrants outstanding on July 15, 1999; (iii) pursuant to the acquisition of another entity by us or one of our subsidiaries by merger, purchase of substantially all of the assets or other form of reorganization; (iv) in connection with our acquisition or license of technology rights or other assets; (v) pursuant to our stock option plans, stock bonus plans, stock purchase plans or other compensation equity agreements or programs; or (vi) upon conversion or exercise of any equity securities, such as warrants, options, or other rights to acquire equity securities and debt securities convertible into equity securities. The right of holders of Series A preferred shares to participate in future offerings in this manner provides those shareholders with the opportunity to avoid having their ownership interest in our company diluted under certain circumstances when the interest of our common shareholders would be diluted.


         We also are prohibited from incurring indebtedness for borrowed money and capital lease obligations in excess of $15.0 million outstanding at any one time, without first obtaining approval of the holders of a majority of the Series A preferred shares. See "Risk Factors. We may require approval of the holders of our Series A Preferred Shares in order to obtain certain types of financing and we may be prevented from obtaining these types of financing by the holders of our Series A Preferred Shares."

         We are required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares.

We also are required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness.

         WARRANTS

         On July 15, 1999, we issued 1,247,098 warrants to purchase our common shares, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Each warrant is exercisable for four years at an initial purchase price of $12.60, subject to customary antidilution provisions.

        In connection with our leased property in Gwinnett County, Georgia, we are obligated to issue 10,000 warrants to the landlord. Each warrant is exercisable at any time from the third anniversary of the date of issuance until the ninth anniversary of the date of issuance, at an initial purchase price of $31.875, subject to customary antidilution provisions. See "Information About Our Company-Property."

        For a description of additional warrants which we have issued, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" and our Annual Report on Form 20-F.

         CLASSIFIED BOARD

         Our Board of Directors is divided into three classes. The classification of the Board of Directors was implemented in March 1996. See "Risk Factors-Our Amended Articles of Incorporation contain certain provisions that make it difficult for a third party to acquire our company even if doing so would be beneficial to our shareholders and, therefore, our shareholders may not be able to maximize the return or their investment."

         The holders of our Series A preferred shares are entitled to vote as a class for one director. Each Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. In the event that we do not redeem our Series A preferred shares as required during 2006, 2007 and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required.

         TRANSFER AGENT

         The transfer agent and registrar for our common shares is ChaseMellon Shareholder Services, LLC, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

                                  LEGAL MATTERS

         The validity of the common shares being offered hereby has been passed upon for us by our attorneys, Goldman, Spring, Schwartz & Kichler, Ontario, Canada. Certain other matters relating to this offering with respect to United States securities laws will be passed upon by our attorneys, Baer Marks & Upham LLP, New York, New York. Certain matters relating to regulation by the U.S. Food and Drug Administration will be passed upon by our attorneys, Hyman, Phelps & McNamara, P.C., Washington, D.C. Samuel Schwartz, a senior partner of Goldman, Spring, Schwartz & Kichler, is a director of the Company. Mr. Schwartz holds options to purchase an aggregate of 100,040 common shares at various exercise prices.

                                     EXPERTS

         Our Consolidated Financial Statements as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998, included in our Annual Report on Form 20-F, incorporated herein by reference, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, as stated in their report appearing in our Annual Report on Form 20-F. The Consolidated Financial Statements have been included in our Annual Report on Form 20-F in reliance upon such report, given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission a Registration Statement on Form F-3 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain items of the Registration Statement are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to our Annual Report on Form 20-F, certain items of which are incorporated by reference into this prospectus, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including the Registration Statement on Form F-3 of which this prospectus is a part, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:



        450 Fifth Street N.W.      7 World Trade Center          500 West Madison Street
        Room 1024                  New  York, New York 10048     Suite 1400
        Washington D.C.  20549                                   Chicago,  Illinois 60661


         You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

                                1,916,000 SHARES

                              VISIBLE GENETICS INC.

                                  COMMON SHARES

                           ---------------------------

                        SELLING SHAREHOLDERS' PROSPECTUS

                              ---------------------

                                 February  , 2000

                              ---------------------



         YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON SHARES.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses of the Company in connection with the offering described in this Registration Statement. All of these expenses are being borne by the Company.



Securities and Exchange Commission filing fee                   $21,700
Accounting fees                                                 $ 5,000
Legal fees                                                      $10,000
Printing and engraving                                          $ 5,000
Miscellaneous                                                   $ 5,000
                                                                -------
                  Total                                         $46,700
                                                                =======

         ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 136 of the Ontario Business Corporations Act and Section 7 of the Company's By-Laws Nos. 1 and 2 provide for the indemnification of directors and officers of the Company. Under these provisions, the Company shall indemnify a director or officer of the Company (or a former director or officer) against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Company to procure a judgment in its favor) to which such director or officer (or a former director or officer) is made a party by reason of his or her position with the Company, provided such director or officer: (a) acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of the Company to procure a judgment in its favor, the Company, with the approval of a court, may indemnify a director or officer of the Company (or a former director or officer) against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, a director or officer of the Company (or a former director or officer) is entitled to indemnification from the Company with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Company if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions in clauses (a) and (b) of the second sentence of this paragraph.

         Jonathan S. Leff, one of our directors, is also indemnified pursuant to venture fund partnership agreements, as well as supplemental coverage through Warburg, Pincus & Co.

         The Company also has a policy insuring it and its directors and officers against certain liabilities and has entered into indemnification agreements with each of its directors and officers.

         ITEM 16. EXHIBITS.

         The following exhibits are being filed herewith:

          3.1     Amended Articles of Incorporation of the Company.(1)

          3.2     Amended and Restated Bylaws of the Company.(2)

          4.1     Specimen of Certificate for Common Shares.(3)

          4.2 Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Shares of Visible Genetics Inc. (4)

          5.1 Opinion of Goldman, Spring, Schwartz & Kichler as to the legality of the Common Shares.(4)


         23.1     Consent of Goldman, Spring, Schwartz & Kichler (included in
                  Exhibit 5.1).(4)


         23.2     Consent of Baer Marks & Upham LLP.(4)


         23.3     Consent of PricewaterhouseCoopers LLP.

         23.4     Consent of Hyman, Phelps & McNamara, P.C.(4)

         24 Powers of Attorney (included on the executed signature page of this Registration Statement).

-----------------------

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(2) Incorporated by reference from Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(3) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(4) Incorporated by reference from Exhibit 4.2 to the Company's Registration Statement on Form F-3, File No. 333-91155 filed with the Securities and Exchange Commission on November 17, 1999.

         ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes as follows:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                           (i)  To include any Prospectus required by Section 10
                  (a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the Prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

                  (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 4th day of February 2000.

                                        VISIBLE GENETICS INC.

                                        By:/s/ Richard T. Daly
                                           -------------------
                                           Richard T. Daly
                                           President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



         Signature                                             Title                             Date
         ---------                                             -----                             ----


         /s/ Richard T. Daly                          President and Chief Executive              February 4, 2000
         ------------------------------               Officer (principal executive
         Richard T. Daly                              officer and principal
                                                      financial officer)


         /s/ Samuel Schwartz                          Secretary and Director                     February 4, 2000
         ------------------------------
         Samuel Schwartz


         /s/ Richard T. Daly*                         Director                                   February 4, 2000
         ------------------------------
         Michael A Cardiff


         /s/ Richard T. Daly*                         Director                                   February 4, 2000
         ------------------------------
         Sheldon Inwentwash


         /s/ Richard T. Daly*                         Director                                   February 4, 2000
         ------------------------------
         Jonathan S. Leff


         /s/ Richard T. Daly*                         Director                                   February 4, 2000
         ------------------------------
         Dr. J. Robert S. Prichard


         /s/ Richard T. Daly*                          Director                                   February 4, 2000
         ------------------------------
         Dr. Lloyd M. Smith


         /s/ Richard T. Daly*                          Director                                   February 4, 2000
         ------------------------------
         Dr. Konrad M. Weis


         Authorized Representative in the United States:

         /s/ Steven S. Pretsfelder                    Director                                   February 4, 2000
         ------------------------------
         Steven S. Pretsfelder


*  by  Richard T. Daly, as attorney-in-fact

                                  EXHIBIT INDEX



       Exhibit
       Number          Description of Document                                         Page
       ------          -----------------------                                         ----

       3.1             Amended Articles of Incorporation of the Company.(1)
       3.2             Amended and Restated Bylaws of the Company.(2)
       4.1             Specimen of Certificate for Common Shares.(3)
       4.2             Certificate of Designations, Number, Voting Powers,
                       Preferences and Rights of Series A Convertible Preferred
                       Shares of Visible Genetics Inc.(4)
       5.1 Opinion of Goldman, Spring, Schwartz & Kichler as to the legality of the Common Shares (4)
      23.1 Consent of Goldman, Spring, Schwartz & Kichler (included in Exhibit 5.1)(4)
      23.2             Consent of Baer Marks & Upham LLP(4)
      23.3             Consent of PricewaterhouseCoopers LLP
      23.4             Consent of Hyman, Phelps & McNamara, P.C.(4)
      24 Powers of Attorney (included on the executed signature page of this Registration Statement)

-----------------------

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(2) Incorporated by reference from Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(3) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(4) Incorporated by reference from Exhibit 4.2 to the Company's Registration Statement on Form F-3, File No. 333-91155 filed with the Securities and Exchange Commission on November 17, 1999.